Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Department
This is a translation of a Spanish language press release. In case of discrepancies, the Spanish version will prevail.
GAS NATURAL HAS SYNCHRONIZED THE COMBINED CYCLE PLANT IN CARTAGENA TO THE NATIONAL ELECTRICITY NETWORK

The company has invested 600 million euros in the construction of what will be one of the largest combined cycle facilities in Spain.

The Gas Natural Group, throughout the month of October, has synchronized to the national electricity network, three power generation units, of 400 MW each, of the combined cycle plant built in the valley of Escombreras (Cartagena).

The plant, with a total capacity of 1,200 MW, will be one of the largest combined cycle facilities in Spain and will allow for electricity generation equivalent to consumption by 1.5 million people.

The construction of the Cartagena combined cycle plant represented an investment of 600 million euros and involved 22 months of work to complete construction, constituting a reduction of the estimated time and a record for power plant construction of three 400 MW generation units.

The Gas Natural Group awarded the construction of the combined cycle plant, as a turnkey project, to Alstom, which is responsible for the installation and start up of all the systems comprising the power facility, as well as its operation and maintenance.

More than 5% of regular installed capacity

The launching of operations of the Cartagena plant will permit the Gas Natural Group to have a share exceeding 5% of the total installed capacity in the regular peninsular system in Spain.

Currently, the Group has a combined cycle installed capacity of 1,600 MW: 400 MW in San Roque (Cadiz), 400 MW in Sant Adriá de Besós (Barcelona), and 800 NW in Arubal (La Rioja). The company is also constructing two other groups, of 400 MW each, in Plana del Vent (Tarragona), and is negotiating permits for construction of three more plants in Malaga (400 MW), Port of Barcelona (800 MW) and Almonacid de Zorita (800 MW) in Guadalajara.

Gas Natural is also one of the major wind power operators in the country, with a wind power installed capacity of 610 MW (representing attributable capacity of 290 MW). An additional 112 MW (66 MW attributable) are currently under construction and will be added to the existing power capacity, which is expected to go into scaled operation in the next few months.

With the synchronization of the Cartagena plant, the Gas Natural Group is moving forward in the execution of its Strategic Plan and takes another step in its electricity generation strategy, focusing on a balanced, competitive and environmentally friendly production mix, based on combined cycles and renewable energies, and consistent with the goals contained in the National Plan for Assignment of Emissions Rights (Plan Nacional de Asignación de derechos de emisión) adopted to comply with the commitment established in the Kyoto Protocol.

Barcelona, October 28, 2005.